CUSIP NO. 228190104                                          PAGE 1 OF 15 PAGES


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)*

                              Crown Andersen, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    228190104
                    ----------------------------------------
                                 (CUSIP Number)
                                 Philip DeZwirek
                        505 University Avenue, Ste. 1900
                         Toronto, Ontario CANADA M5G 1X3
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 23, 1998
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed t be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP NO. 228190104                                         PAGE 2 OF 15 PAGES

                                  SCHEDULE 13D

==============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  CECO Environmental Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /x/
                                                                       (b)  / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED           / /
         PURSUANT TO ITEMS 2(d) OR 2(E)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         New York
-------------------------------------------------------------------------------
 NUMBER OF                          7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                                61,600
 OWNED BY                           --------------------------------------------
   EACH                             8       SHARED VOTING POWER
 REPORTING
PERSON WITH
                                    --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                            61,600
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         61,600 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     / /
         EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NO. 228190104                                          PAGE 3 OF 15 PAGES

                                  SCHEDULE 13D

==============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Icarus Investment Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  /x/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED          / /
         PURSUANT TO ITEMS 2(d) OR 2(E)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Canada
--------------------------------------------------------------------------------
 NUMBER OF                          7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY                           --------------------------------------------
   EACH                             8       SHARED VOTING POWER
 REPORTING
PERSON WITH                                 61,600
                                    --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER


                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            61,600
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         61,600 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    / /
         EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO

CUSIP NO. 228190104                                         PAGE 4 OF 15 PAGES

                                  SCHEDULE 13D

================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Phillip DeZwirek
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  /x/
                                                                     (b)  / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED          / /
         PURSUANT TO ITEMS 2(d) OR 2(E)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Canadian Citizen
--------------------------------------------------------------------------------
 NUMBER OF                          7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                                15,400
 OWNED BY                           --------------------------------------------
   EACH                             8       SHARED VOTING POWER
 REPORTING
PERSON WITH                                 61,600
                                    --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                            15,400
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            61,600
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         77,000 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     / /
         EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 228190104                                          PAGE 5 OF 15 PAGES

                                  SCHEDULE 13D

================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jason Louis DeZwirek
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  /x/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED           / /
         PURSUANT TO ITEMS 2(d) OR 2(E)
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Canadian Citizen
-------------------------------------------------------------------------------
 NUMBER OF                          7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY                           --------------------------------------------
   EACH                             8       SHARED VOTING POWER
 REPORTING
PERSON WITH                                 61,600
                                    --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER


                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            61,600
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         61,600 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     / /
         EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 228190104                                         PAGE 6 OF 15 PAGES

                                  SCHEDULE 13D

================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  IntroTech Investments, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /x/
                                                                       (b)  / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            / /
         PURSUANT TO ITEMS 2(d) OR 2(E)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Canada
-------------------------------------------------------------------------------
 NUMBER OF                          7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY                           --------------------------------------------
   EACH                             8       SHARED VOTING POWER
 REPORTING
PERSON WITH                                 61,600
                                    --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER


                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            61,600
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         61,600 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      / /
         EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO

CUSIP NO. 228190104                                          PAGE 7 OF 15 PAGES

                                  SCHEDULE 13-D
                              CROWN ANDERSEN, INC.
                   Filed by CECO Environmental, Inc. ("CEC"),
                     Phillip DeZwirek, Jason Louis DeZwirek,
                     Icarus Investment Corp. ("Icarus"), and
                    IntroTech Investments, Inc. ("IntroTech")

Item 1.           Security and Issuer:

                           Crown Andersen  Inc.
                           306 Dividend Drive
                           Peachtree City, Georgia  30269
                           Common Stock of Crown Andersen, Inc.

Items 2-6 Inclusive for CECO Environmental Corp.

Item 2.           Identity and Background:

                           (a)      CECO Environmental Corp., a New York
                                    corporation

                           (b)      Address of Principal Business:
                                    505 University Ave., Ste. 1400
                                    Toronto, Ontario  M5G 1X3

                           (c) Principal Business: Ownership of majority stock of CECO Filters, Inc. The address of CEC's principal business and its principal office is the address given in Item 2(b) above.

                           (d) CEC has not been involved in any criminal
proceedings.

                           (e) CEC has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

Item 3.           Source and Amount of Funds or Other Considerations:

                           All acquisitions of the common stock of the Issuer were acquired by CEC using working capital funds.

Item 4.           Purpose of Transaction:

                           CEC acquired the common stock of the Issuer for investment purposes. CEC does have an intent to acquire additional securities of the Issuer if such additional securities become available at a price CEC considers reasonable.

Item 5.           Interest in Securities of the Issuer.

                           (a) CEC beneficially owns 61,600 shares or 4.06% of the outstanding common stock of Issuer. CEC owns all of such shares directly.

                           (b)      CEC has sole voting power and sole
                                    dispositive power with respect to such
                                    61,600 shares of common stock of Issuer.

                           (c) In the past sixty days, CEC has made the following open market purchase transactions in the Issuer's stock, all effectuated in its account at Taurus Capital Markets located in Toronto, Ontario.

CUSIP NO. 228190104                                         PAGE 8 OF 15 PAGES


                           DATE - 1998             # OF SHARES      SHARE PRICE
                           -----------             -----------      -----------

                           August 24, 1998           3000              3.250
                           August 28, 1998           2000              2.937
                           September 1, 1998          400              2.468
                           September 2, 1998         4300              2.531
                           September 9, 1998          500              2.625
                           September 9, 1998         2500              2.750
                           September 16, 1998        1000              2.781
                           September 18, 1998        1000              2.781
                           September 24, 1998        5000              2.656
                           September 25, 1998        2500              2.531
                           September 28, 1998        2000              2.531
                           October 21, 1998          6500              2.781
                           October 8, 1998           3000              2.531
                           October 23, 1998          8300              2.718

                           (d) CEC is a publicly traded company with more than 900 beneficial holders of its common stock. The shareholders of CEC that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Issuer common stock owned by CEC that relates to more than a 5% interest in that class of securities of CEC are IntroTech Investments, Inc. ("IntroTech"), Icarus Investment Corp. ("Icarus") and its shareholders, Phillip DeZwirek and Jason Louis DeZwirek. Icarus owns 15.91% of the outstanding shares of common stock of CEC. Icarus is owned 50% by Phillip DeZwirek and 50% by Jason Louis DeZwirek. IntroTech owns 19.06% of the outstanding shares of common stock of CEC. IntroTech is wholly owned by Jason Louis DeZwirek.

                           (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           None.

Items 2-6 inclusive for Icarus Investment Corp.

Item 2.           Identity and Background:

                           (a)      Icarus Investment Corp., a Canadian
                                    corporation

                           (b)      Address of Principal Business:
                                    505 University Ave., Ste. 1400
                                    Toronto, Ontario  M5G 1X3

                           (c) Principal Business: Private Investor, the principal business and office address of Icarus is the address given in Item 2(b) above.

                           (d) Icarus has not been involved in any criminal proceedings.

                           (e) Icarus has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

CUSIP NO. 228190104                                          PAGE 9 OF 15 PAGES

Item 3.           Source and Amount of Funds or Other Considerations.

                           Icarus indirectly owns the 61,600 shares of Issuer owned by CEC by virtue of directly owning 15.91% of the shares of CEC. See CEC's response to Item 3 herein.

Item 4.           Purpose of Transaction.

                           Icarus acquired its shares of common stock of Issuer for the same purposes as CEC. See CEC's response to
                           Item 4 herein.

Item 5.           Interest in Securities of the Issuer.

                           (a)      By virtue of owning 15.91% of the
                                    outstanding stock of CEC, Icarus
                                    beneficially owns the 61,600 shares of
                                    common stock of Issuer owned by CEC. Icarus owns all of such shares indirectly through its direct ownership of common stock of CEC.

                           (b)      By virtue of owning 15.91% of the
                                    outstanding stock of CEC, Icarus has shared voting power and shared dispositive power with respect to the 61,600 shares of common stock of Issuer owned by CEC. Such powers are shared with the other shareholders of CEC.

                           (c)      See CEC's response to Item 5(c) herein.

                           (d) Icarus is controlled by Phillip DeZwirek and Jason Louis DeZwirek who each owns 50% of the outstanding stock of Icarus. Mr. Phillip DeZwirek and Mr. Jason Louis DeZwirek each have the right to receive 50% of the distribution from Icarus resulting from the proceeds of dividends from, or the proceeds of sale of, the shares of Issuer owned by CEC.

                           (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           None.

Items 2-6 Inclusive for Phillip DeZwirek.

Item 2.                    (a)      Phillip DeZwirek

                           (b)      505 University Ave., Ste. 1400
                                    Toronto, Ontario  M5G 1X3

                           (c) Principal Business: Private Investor and Chairman of the Board, Chief Executive Officer and Chief Financial Officer of CEC, 505 University Ave., Ste. 1400, Toronto, Ontario, M5G 1X3; Vice President and Chairman of the Board of CECO Filters, Inc., 1029 Conshohocken Road, Conshohocken, PA 19428; and Chairman of the Board of Digital Fusion Multimedia Corp., a software company, 505 University Ave., Ste. 1400, Toronto, Ontario M5G 1X3.

                           (d) Mr. Phillip DeZwirek has not been involved in any criminal proceedings.

CUSIP NO. 228190104                                        PAGE 10 OF 15 PAGES

                           (e) Mr. Phillip DeZwirek has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

                           (f)      Citizen of Canada.

Item 3.           Source and Amount of Other Considerations.

                  Mr. DeZwirek purchased 15,400 shares of Issuer that he owns directly with his personal funds, which transactions were effectuated in his account at Taurus Capital Markets. Mr. DeZwirek owns 50% of the outstanding stock of Icarus, 5,497 shares of common stock of CEC directly and warrants to purchase 1,250,000 shares of common stock of CEC. See CEC's and Icarus' responses to Item 3 herein.

Item 4.           Purpose of Transaction.

                  Mr. DeZwirek acquired the shares of common stock of Issuer for investment purposes. Mr. DeZwirek does have an intent to acquire additional securities of the Issuer if such additional securities become available at a price Mr. DeZwirek considers reasonable. See also response of CEC to Item 4 herein.

Item 5.           Interest in Securities of the Issuer.

                           (a) Mr. Phillip DeZwirek owns 15,400 shares of the common stock of Issuer directly. By virtue of owning 26.87% of the outstanding stock of CEC (including the warrants to purchase 1,250,000 shares of common stock), Mr. DeZwirek beneficially owns the 61,600 shares of common stock of Issuer owned by CEC. Mr. DeZwirek owns 13.84% of the outstanding stock of CEC indirectly through his direct ownership of 50% of the stock of Icarus and owns 13.03% of the outstanding stock of CEC directly (including as outstanding the securities underlying the warrants to purchase 1,250,000 shares of common stock).

                           (b) Mr. DeZwirek has sole voting and sole dispositive power with respect to 15,400 shares of stock of Issuer. Mr. DeZwirek also has shared voting power and shared dispositive power with respect to the 61,600 shares of common stock of Issuer owned by CEC as a result of his position as a director of CEC and by virtue of owning 26.87% of the outstanding stock of CEC (including as outstanding the securities underlying the warrants to purchase 1,250,000 shares of common stock). Mr. DeZwirek owns shares of Issuer indirectly through his 50% ownership of Icarus which entity owns 13.84% of the outstanding common stock of CEC (including as outstanding the shares of common stock underlying Mr. DeZwirek's warrants). Mr. DeZwirek also owns shares of Issuer common stock indirectly through his direct ownership of 13.03% of the outstanding common stock of CEC (including as outstanding the securities underlying the warrants to purchase 1,250,000 of common stock). Mr. DeZwirek is the Chief Executive Officer, Chief Financial Officer and a director of CEC.

                           (c) Mr. DeZwirek purchased his 15,400 shares of Issuer that he owns directly in open market transactions, all of which occurred more than 60 days from the date of this

CUSIP NO. 228190104                                        PAGE 11 OF 15 PAGES

                                    filing. With respect to the shares of Issuer owned indirectly through beneficial ownership of CEC shares, see CEC's response to Item 5(c) herein.

                           (d) Mr. Phillip DeZwirek is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the 15,400 shares of Issuer owned directly by him. Mr. Phillip DeZwirek controls Icarus. He owns 50% of the outstanding stock of Icarus. Mr. Jason Louis DeZwirek is the only person other than Mr. Phillip DeZwirek who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of Issuer owned indirectly by Icarus through Icarus' direct ownership of shares of common stock of CEC. Mr. Phillip DeZwirek is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of Issuer owned indirectly by him through his direct ownership of shares of common stock of CEC. Mr. Jason Louis DeZwirek is the adult son of Mr. Phillip DeZwirek.

                           (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           None.

Items 2-6 Inclusive for Jason Louis DeZwirek.

Item 2.           Identity and Background:

                           (a)      Jason Louis DeZwirek

                           (b) Principal Business Address: 505 University Ave., Ste. 1400, Toronto, Ontario M5G 1X3

                           (c) President of Digital Fusion MultiMedia Corp., a software company whose principal business and office address is the address listed in 2(b) above. Mr. DeZwirek is also a Director and the Secretary of CEC.

                           (d) Mr. Jason DeZwirek has not been involved in any criminal proceedings.

                           (e) Mr. Jason DeZwirek has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

                           (f)      Canadian Citizen.

Item 3.           Sources and Amount of Funds or Other Consideration.

                  See responses of CEC, Icarus and IntroTech to Item 3 herein. Mr. DeZwirek owns 50% of the outstanding stock of Icarus. Mr. DeZwirek is the sole owner of IntroTech.

Item 4.           Purpose of the Transaction.

CUSIP NO. 228190104                                         PAGE 12 OF 15 PAGES

                  Mr. DeZwirek acquired the shares of common stock of Issuer for the same purposes as CEC. See response of CEC to Item 4 herein.

Item 5.           Interest in Securities of the Issuer.

                           (a) By virtue of owning 34.96% of the stock of CEC, Mr. DeZwirek beneficially owns the 61,600 shares of common stock of Issuer owned by CEC. Mr. DeZwirek owns 15.91% of the outstanding stock of CEC indirectly through his direct ownership of 50% of the stock of Icarus. Mr. DeZwirek owns an additional 19.06% of the outstanding stock of CEC through his ownership of all the stock of IntroTech.

                           (b) By virtue of owning 34.96% of the stock of CEC, Mr. DeZwirek has shared voting power and shared dispositive power with respect to the 61,600 shares of common stock of Issuer owned by CEC. This power applies to all of the share of Issuer owned indirectly by Mr. DeZwirek. Mr. DeZwirek owns those shares indirectly through his 50% ownership of Icarus which entity owns 15.91% of the outstanding common stock of CEC and his ownership of IntroTech which owns 19.06% of the outstanding common stock of CEC. Such powers are shared with the other shareholders of CEC.

                           (c) See CEC's response to Item 5(c) herein.

                           (d) Mr. Jason Louis DeZwirek controls Icarus. He owns 50% of the outstanding stock of Icarus. Mr. Phillip DeZwirek is the only person other than Mr. Jason DeZwirek who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of Issuer owned indirectly by Icarus through Icarus ownership of shares of CEC. Mr. Jason Louis DeZwirek controls IntroTech. He is the sole shareholder of IntroTech. No other person is known to have the right to receive the power to direct the receipt of dividends from, or the proceeds of the sale of, shares of Issuer common stock owned indirectly by IntroTech through IntroTech's ownership of shares of CEC.

                           (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           None.

Items 2-6 Inclusive for IntroTech Investments, Inc.

Item 2.           Identity and Background:

                           (a) IntroTech Investments, Inc., an Ontario (Canadian) corporation.

                           (b) Principal Business Address: 505 University Ave., Ste. 1400, Toronto, Ontario M5G 1X3

CUSIP NO. 228190104                                        PAGE 13 OF 15 PAGES

                           (c) Principal Business: Private Investor, with the principal business and office address of IntroTech set forth in Item 2(b) above.

                           (d) IntroTech has not been involved in any criminal proceedings.

                           (e) IntroTech has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

Item 3.           Source and Amount of Funds or Other Considerations.

                           By virtue of IntroTech owning 19.06% of CEC, IntroTech beneficially owns the 61,600 shares of Issuer owned by CEC.
                           See CEC's response to Item 3.

Item 4.           Purpose of Transaction.

                           IntroTech acquired its shares of common stock of Issuer for the same purpose as CEC. See CEC's response to Item 4 herein.

Item 5.           Interest in Securities of the Issuer.

                           (a) By virtue of IntroTech owning 19.06% of CEC, IntroTech beneficially owns the 61,600 shares of common stock of Issuer owned by CEC. IntroTech owns all of such shares indirectly through its direct ownership of common stock of CEC.

                           (b) By virtue of IntroTech owning 19.06% of CEC IntroTech has shared voting power and shared dispositive power with respect to the 61,600 shares of common stock of Issuer owned by CEC. Such powers are shared with the other shareholders of CEC.

                           (c)      See CEC's response to Item 5(c).

                           (d) IntroTech is controlled and wholly-owned by Jason Louis DeZwirek. Jason Louis DeZwirek is the only known person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, shares of Issuer common stock owned indirectly by IntroTech through IntroTech's ownership of shares of CEC.

                           (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           None.

Item 7.           Material to be Filed as Exhibits.

                  A joint filing statement is filed as an exhibit to this
Schedule 13D.

CUSIP NO. 228190104                                        PAGE 14 OF 15 PAGES


Signatures.

         After reasonable inquiry and to the best of our knowledge and belief, and undersigned certify that the information set forth in this statement is true.

October 29, 1998

                                   CECO ENVIRONMENTAL CORP.

                                   By:      /s/ Phillip DeZwirek
                                            ----------------------------------
                                            Phillip DeZwirek
                                            Chief Executive Officer

                                   ICARUS INVESTMENT CORP.


                                   By:      /s/ Phillip DeZwirek
                                            ----------------------------------
                                            Phillip DeZwirek
                                            Chief Executive Officer


                                            /s/ Phillip DeZwirek
                                            ----------------------------------
                                            Phillip DeZwirek


                                            /s/ Jason Louis DeZwirek
                                            ----------------------------------
                                            Jason Louis DeZwirek


                                   INTROTECH INVESTMENTS, INC.

                                   By:      /s/  Jason Louis DeZwirek
                                            ----------------------------------
                                            Jason Louis DeZwirek
                                            Chief Executive Officer

CUSIP NO. 228190104                                        PAGE 15 OF 15 PAGES


                             EXHIBIT TO SCHEDULE 13D
                             DATED OCTOBER 29, 1998
                                       OF
                            CECO ENVIRONMENTAL, INC.
                             ICARUS INVESTMENT CORP.
                                PHILLIP DEZWIREK
                           INTROTECH INVESTMENTS, INC.
                                       AND
                              JASON LOUIS DEZWIREK

                             JOINT FILING AGREEMENT


         CECO Environmental, Inc. ("CEC"), Icarus Investment Corp. ("Icarus"), Phillip DeZwirek ("DeZwirek"), IntroTech Investments, Inc. ("IntroTech"), and Jason Louis DeZwirek ("JLD") hereby agree that the Schedule 13D to which this statement is attached is filed on behalf of CECO, Icarus, DeZwirek, IntroTech, and JLD and that any amendments to this Schedule 13D may be filed on behalf of CEC, Icarus, IntroTech, DeZwirek and JLD.

                                            CECO ENVIRONMENTAL, CORP.

                                            By:      /s/ Phillip DeZwirek
                                                     --------------------------
                                                     Phillip DeZwirek
                                                     Chief Executive Officer


                                            ICARUS INVESTMENT CORP.

                                            By:      /s/ Phillip DeZwirek
                                                     --------------------------
                                                     Phillip DeZwirek
                                                     Chief Executive Officer



                                                     /s/ Phillip DeZwirek
                                                     --------------------------
                                                     Phillip DeZwirek



                                                     /s/ Jason Louis DeZwirek
                                                     --------------------------
                                                     Jason Louis DeZwirek


                                            INTROTECH INVESTMENTS, INC.

                                            By:       /s/ Jason Louis DeZwirek
                                                     --------------------------
                                                     Jason Louis DeZwirek
                                                     Chief Executive Officer